FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2012

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp., dated September 20th, 2012, announcing today its operating results for the second quarter and six months ended June 30, 2012.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR
THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2012

September, 20 2012 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its operating results for the second quarter and six months ended June 30, 2012.

Financial Highlights:

Second Quarter 2012

·	Net Revenues of $18.1 million.

·	Adjusted EBITDA of $5.4 million, which excludes non-cash losses of $13.2 million incurred on the sale of a vessel and $11.8 million impairment losses of a vessel.

·	Adjusted Net Loss of $3.3 million, which excludes non-cash losses of $13.2 million incurred on the sale of a vessel and $11.8 million impairment losses of a vessel.

Six Months 2012

·	Net Revenues of $35.6 million.

·	Adjusted EBITDA of $10.3 million, which excludes non-cash losses of $15.6 million incurred on the sale of two vessels and $11.8 million impairment losses of a vessel.

·	Adjusted Net Loss of $7.4 million, which excludes non-cash losses of $15.6 million incurred on the sale of two vessels and $11.8 million impairment losses of a vessel.

For more information we refer you to the EBITDA and adjusted EBITDA reconciliation section contained in this press release.

Management Discussion:

Dale Ploughman, the Company's Chairman and Chief Executive Officer, stated: "Over the second quarter and first half of the year, Seanergy's financial results were affected by the prevailing market weakness, as more vessels were employed under both short term contracts and index linked agreements in the current year as compared to 2011.

So far in 2012, Seanergy has sold three of its oldest vessels for a total gross consideration of about $25.3 million. The proceeds have been used to repay debt outstanding under the Marfin facility and Citibank syndicate facility. We expect this to reduce our interest and finance expenses and the cash outflows associated with future dry docking surveys, as well as the average daily operating expenses incurred by our fleet.

During the first half of 2012 the dry bulk market was particularly unfavorable. Compared to last year, rates for all vessel classes fell across the board and the BDI averaged 31% lower than in the same period of 2011. Market weakness caused by the oversupply of vessel tonnage was largely expected, while the economic uncertainty surrounding the developments, or rather, the lack thereof in the Eurozone crisis was the unexpected factor preventing a meaningful and sustained rise in charter rates over the second quarter of 2012, by dampening expectations about future growth in dry bulk demand.

Looking forward, we believe a drop in demand growth is likely to be prevented, as central banks have openly expressed their intention to support economic growth by easing monetary conditions and we expect that most governments would also have an interest to take proactive measures if economic conditions start to deteriorate. Moreover, China, whether through the government or private sector, is generally expected to continue approving major investments in steel-intensive projects that are likely to support demand for more iron ore imports. Lastly, demand for the transportation of thermal coal remains strong and the shifting dynamics of world trade in many bulk commodities point to increases in ton-mile demand.

The orderbook for dry bulk deliveries continues to shrink as the year progresses, and it is expected that the difficulty in obtaining finance, along with the bad market conditions will result in continued weakness in new-building ordering for the rest of this year."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "Over the second quarter of 2012 Seanergy's revenue fell by 35% when compared to the same quarter of 2011. For the six month period ended June 30, 2012 the corresponding decline in revenues was 33%. Furthermore, Seanergy reported a net loss of $28.4 million for the second quarter of 2012, compared to a profit of $0.6 million in the second quarter of 2011. The financial result for second quarter of 2012 includes $13.2 million of non-cash losses stemming from the sale of the BET Scouter in June, as well as an $11.8 million non-cash loss from the impairment of BET Fighter. Excluding these, net losses would have amounted to $3.3 million. The deterioration in performance during the second quarter of 2012 was mainly a result of a 43% decrease in the average Time Charter Equivalent ("TCE") rate earned by our vessels, from $15,404 to $8,763, as earnings of vessels employed under floating rate contracts and on short term charter parties reflected the weak spot market conditions. It is also worth noting that the sales of the African Zebra and the BET Scouter in 2012 have resulted in a reduction in the average number of vessels owned during the second quarter to 18.8 from 20 in the second quarter of 2011.

In terms of our effort to limit expenses so as to improve our operating performance, quarterly daily average vessel operating expenses were reduced by 11%, while daily general and administrative expenses per vessel have been reduced by 62%, compared to the second quarter of 2011.

As of June 30, 2012 our outstanding debt was $296.2 million and our cash reserves amounted to $17.7 million.

As a result of prolonged challenging market conditions, the Company is no longer in compliance with some financial covenants. The Company has entered into discussions with its lenders to develop a realistic financial plan that will improve liquidity and operating flexibility while maintaining a sustainable capital structure. The Company has appointed Houlihan Lokey and Axia Ventures Group as its financial advisors to assist with this process."

Second Quarter 2012 Financial Results:

Net Revenues

Net Revenues in the second quarter of 2012 decreased to $18.1 million from $27.8 million in the same quarter in 2011, a reduction of 35%. Reduced net revenue was a result of the pronounced dry-bulk market weakness, as the average of the BDI over 2Q 2012 fell by 26% compared to the already low levels seen in the second quarter of 2011. Furthermore, Seanergy completed the sale of the African Zebra in the first quarter of 2012, as well as the sale of the BET Scouter in June 2012. This resulted in less operating days for our fleet during the quarter, as an average of 18.8 vessels were owned, compared to 20 in the corresponding quarter of 2011.

EBITDA, Adjusted EBITDA

Excluding $13.2 million of non-cash losses resulting from the BET Scouter sale and $11.8 million of non-cash loss from the impairment of BET Fighter, adjusted EBITDA was $5.4 million for the second quarter of 2012, as compared to $13.6 million in 2011. Including the aforementioned non-cash items, we recorded negative EBITDA of $19.6 million for the quarter ended June 30, 2012.

For more information we refer you to the EBITDA and adjusted EBITDA reconciliation section contained in this press release.

Net Loss

For the second quarter of 2012, Net Loss amounted to $28.4 million or $2.37 loss per basic and diluted share, as compared to a Net Profit of $0.65 million or $0.09 profit per basic and diluted share in the same quarter of 2011, based on weighted average common shares outstanding of 11,957,064 basic and diluted for 2012; 7,314,930 basic and diluted for 2011, on a reverse split adjusted basis.

Debt Repayment and capital expenditure requirements for 2012

Seanergy ended the second quarter of 2012 with $296.2 million of outstanding debt. This reflects the repayment of $50.2 million of debt principal during the six month period ended June 30, 2012.

Assuming no changes, scheduled repayment of debt principal is expected to reach $14.2 million over the next two quarters of 2012. In terms of maintenance capital expenditure, we expect to incur approximately $0.5 million in drydocking costs for the remainder of 2012.

Six Months Ended June 30, 2012 Financial Results:

Net Revenues

Net Revenues for the first half of 2012 decreased to $35.6 million from $53 million in the same period in 2011. The decrease in revenue is due to the reduced size of our fleet, which resulted in 5% less operating days and the market-induced weakness in the daily rates earned by our vessels.

EBITDA, Operating Income

Excluding non-cash losses resulting from the African Zebra and BET Scouter sales, as well as the non-cash impairment loss of BET Fighter,adjusted EBITDA was $10.3 million for the first half of 2012, as compared to $26.5 million in 2011. Including non-cash losses of $27.3 million, we recorded negative EBITDA of $17.1 million for the six month period ended June 30, 2012.

Operating loss amounted to $27.8 million for the six months ended June 30, 2012, as compared to an operating income of $7.1 million for the same period in 2011.

As mentioned above, the decreases in EBITDA and Operating Income compared to the first half of 2011 were a result of lower revenue due to the smaller size of the fleet and the weakness in the shipping market, as reflected by a 31% reduction in the BDI from the same period of 2011.

Please refer to the EBITDA reconciliation section contained in this press release.

Net Loss

For the first six months of 2012, Net Loss was $34.7 million or $2.92 loss per basic and diluted share, as compared to a Net Loss of $0.88 million, or $0.12 loss per basic and diluted share, in the same period of 2011, based on weighted average common shares outstanding of 11,880,499 basic and diluted for 2012; 7,314,930 basic and diluted for 2011 on a reverse split-adjusted basis.

Second Quarter Developments:

Receipt of NASDAQ notice

Seanergy received a written notification by NASDAQ, dated June 29, 2012 indicating that because the market value of publicly held shares of the Company's common stock for 30 consecutive business days from May 16, 2012 through June 28, 2012 was below the minimum listing requirement of $5 million for the continued listing on the NASDAQ Global Market, the company is not in compliance with NASDAQ listing rule 5450 (b)(1)(c). The applicable grace period to regain compliance is 180 days from the receipt of the notice. The company intends to monitor the market value of the publicly held shares of the Company's common stock through December 26, 2012 and is considering its options for regaining compliance with the requirement.

Fleet Employment

The M/V Clipper Glory, a 30,570 dwt Handysize dry bulk carrier built in 2007, has entered into a time charter, for a period of about eleven to about thirteen months. The gross charter rate under the new agreement is $7,000 per day for the initial 60 days of the term and following this period the gross rate is linked to the adjusted Time Charter Average of the Baltic Handysize Index. The charter commenced at the end of June 2012.

As of the date of this release, the Company has secured employment for 84% of its ownership days for 2012 and 32% for 2013.

Impairment of vessel

The Company entered into a memorandum of agreement (MOA) in June 2012 for the sale of the vessel BET Fighter. The vessel had an additional ten years of estimated useful life prior to the sale. The reduction in BET Fighter's estimated useful life resulted in an impairment loss of $11.8 million.

Sale of the BET Scouter

On June 12, 2012 Seanergy sold the BET Scouter, a 172,173 DWT capesize vessel built in 1995. Gross proceeds amounted to $12.1 million and were used to repay debt outstanding under the Citibank syndicate facility. The sale resulted in a book loss of $13.2 million.

Drydocking and Maintenance

The scheduled survey for the Hamburg Max took place from May 11, 2012 to June 4, 2012 at a cost of approximately $0.5 million.

Subsequent Developments:

The Appointment of New Chief Executive Officer

Effective as of October 1, 2012, Stamatis Tsantanis will succeed Dale Ploughman as the Chief Executive Officer of the Company. Mr. Tsantanis has also been appointed to the Board of Directors. Mr. Ploughman will continue to serve as the Chairman of the Board and as a Director of the Company.

Stamatis Tsantanis brings more than 14 years of experience in shipping and finance and held senior management positions in prominent shipping companies. He served as Group Chief Financial Officer of Target Marine S.A. from September 2008, responsible for its corporate and financial strategy. Mr. Tsantanis previously served as the Chief Financial Officer and as a Director of TOP Ships Inc. from its initial public offering and listing on Nasdaq in 2004 until September 2008. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active role in a number of shipping corporate finance transactions. Mr. Tsantanis holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, and a Bachelors degree in Shipping Economics from the University of Piraeus.

2012 Annual General Meeting

The Company announced on September 6th, 2012 the results of its annual meeting of its shareholders held on Wednesday, September 5, 2012 at the Company's executive offices. At the meeting the following proposals were approved and adopted: (1) the election of Mr. George Tsimpis and Mr. Dimitris Anagnostopoulos, as Class C Directors to serve until the 2015 Annual Meeting of Shareholders and 2) the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the Fiscal Year ending December 31, 2012 were approved and adopted.

Dry-docking Surveys

The scheduled survey of the Asian Grace commenced on August 22, 2012 and was completed on September 14, 2012. The total cost will be approximately $0.6 million.

Financial Developments

As of June 30, 2012 the Company's subsidiary, Maritime Capital Shipping Limited ("MCS"), did not comply with the covenant relating to the market value of the fleet (Security Value to Security Requirement covenant) under the DVB facility. The Company is in discussions with the bank to request waiver for the breach or amendment of the facility. The Company expects that the waiver/amendment will be granted by the bank, thus the presentation of the DVB long term debt in the attached unaudited condensed consolidated financial statements assumes that the waiver will be granted and accordingly the Company's long term debt continues to be classified as non-current as of June 30, 2012. If the waiver is not granted, then the full amount drawn under the facility will be classified as current, reflecting the lenders' ability to call the debt at any time at their option.

The Company continues to classify the Citibank syndicate long term debt as non-current as of June 30, 2012. If the Company is not in compliance with the minimum Liquidity Funds requirement, minimum Equity Ratio and/or Security Value to Security Requirement covenants after January 1, 2013, and the Company has not extended the existing waiver, the Citibank syndicate will be re-classified as a current liability in full.

Together with the Company's appointed advisors, we have engaged in a constructive dialogue with our lenders aimed at developing and implementing a realistic plan for improving the Company's liquidity and operating flexibility. This plan is focused on developing a capital structure that allows us to manage today's difficult market conditions and prosper in the long term

The Company is seeking waivers from its lenders related to various restrictive covenants, amendment of debt profile and maturities and an agreement that they will forbear from exercising remedies under their respective debt arrangements.

Although the Company is optimistic that it will reach an agreement with its lenders on the short-term waivers of defaults and on the terms of the restructuring of the Company's indebtedness, no assurances can be provided that these agreements will be concluded, in which case the Lenders could exercise their remedies.

Sale of the BET Fighter

On July 16, 2012 Seanergy sold the BET Fighter, a 173,149 DWT Capesize vessel built in 1992. Gross proceeds amounted to $9.1 million and were used to repay debt. No gain or loss resulted from the sale.

Fleet Data:

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Fleet Data
Average number of vessels (1)	18.8	20.0	19.1	20.0
Ownership days (2)	1,711	1,820	3,481	3,620
Available days (3)	1,685	1,792	3,442	3,516
Operating days (4)	1,614	1,741	3,240	3,419
Fleet utilization (5)	94.3%	95.7%	93.1%	94.4%
Fleet utilization excluding drydocking off-hire days (6)	95.8%	97.2%	94.1%	97.2%
Average Daily Results
TCE rate (7)	$8,763	$15,404	$9,156	$14,991
Vessel operating expenses (8)	$4,065	$4,557	$4,389	$4,666
Management fee (9)	$336	$446	$336	$435
Total vessel operating expenses (10)	$4,401	$5,003	$4,725	$5,101

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended June 30, 2012, the Company incurred 26 off-hire days for vessel scheduled drydocking. During the six month period ended June 30, 2012, the Company incurred 39 off-hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net revenues from vessels	18,142	27,759	35,556	52,995

Voyage expenses	3,998	940	5,890	1,740

Net operating revenues	14,144	26,819	29,666	51,255

Operating days	1,614	1,741	3,240	3,419

Daily time charter equivalent rate	8,763	15,404	9,156	14,991

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Operating expenses	6,956	8,294	15,277	16,891

Ownership days	1,711	1,820	3,481	3,620

Daily vessel operating expenses	4,065	4,557	4,389	4,666

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Fleet Profile and Employment:

Fleet Profile as of September 20, 2012
Vessel Name	Vessel Class	Capacity	Year Built	Charter Rate ($)	Charter Expiry (latest)
		(DWT)
M/V Bremen Max	Panamax	73,503	1993	Spot positioning	Oct. 2012
M/V Hamburg Max	Panamax	73,498	1994	Spot positioning	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	Spot positioning	Oct. 2012
M/V Delos Ranger	Supramax	54,057	2008	Spot positioning	Oct. 2012
M/V African Oryx (1)	Handysize	24,112	1997	7,000	Jun. 2013
M/V BET Commander	Capesize	149,507	1991	Spot positioning	Oct. 2012
M/V BET Prince (2)	Capesize	163,554	1995	Floating, BCI linked	Dec. 2012
M/V BET Intruder	Panamax	69,235	1993	Spot Positioning	-
M/V Fiesta (3)	Handysize	29,519	1997	Floating, BHSI linked	Nov. 2013
M/V Pacific Fantasy (3)	Handysize	29,538	1996	Floating, BHSI linked	Jan. 2014
M/V Pacific Fighter (3)	Handysize	29,538	1998	Floating, BHSI linked	Nov. 2013
M/V Clipper Freeway (3)	Handysize	29,538	1998	Floating, BHSI linked	Jan. 2014
M/V African Joy (4)	Handysize	26,482	1996	Floating, BHSI linked	Feb. 2013
M/V African Glory (5)	Handysize	24,252	1998	7,000	May. 2013
M/V Asian Grace (6)	Handysize	20,412	1999	7,000	Mar. 2013
M/V Clipper Glory	Handysize	30,570	2007	BHSI linked (7)	Jul. 2013
M/V Clipper Grace	Handysize	30,548	2007	Spot positioning	Oct. 2012
Total		911,914

(1)
Represents floor charter rate excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI").

(2)
Daily rate based on adjusted Time Charter Average of the Baltic Capesize Index. Seanergy has the option of converting the floating rate into a fixed rate at any time during the charter, after mutual agreement with the charterers.

(3)	Charter rate is based on Time Charter Average of the Baltic Handysize Index increased by 100.63% minus operating expenses for the vessel.

(4)	Charter rate is based on the adjusted time charter average of the Baltic Handysize Index.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be terminated by either party with 6 months' notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement may be terminated by either party with 6 months' notice following September 2012.

(7)	$7,000 for the first 60 days of employment. A daily rate linked to the adjusted BHSI for the rest of the employment period.

EBITDA Reconciliation:

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Net income / (loss)	(28,354)	648	(34,722)	(878)
Plus: Interest and finance costs, net (including interest income)	3,334	3,348	6,701	7,098
Plus: Income taxes	24	28	29	44
Plus: Depreciation and amortization	5,398	9,535	10,941	20,195
EBITDA	(19,598)	13,559	(17,051)	26,459
Plus: Loss on sale of vessels	13,222	-	15,555	-
Plus: Impairment loss for vessel	11,785	-	11,785	-
Adjusted EBITDA	5,409	13,559	10,289	26,459

	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Net cash flow provided by operating activities	5,967	4,910	4,342	7,475
Loss on sale of vessels	(13,222)	-	(15,555)	-
Impairment of vessels	(11,785)	-	(11,785)	-
Changes in operating assets and liabilities	(4,410)	4,479	(3,285)	5,430
Fair value of contracts	-	75	-	151
Change in fair value of financial instruments	263	(299)	1,768	2,079
Amortization of stock-based compensation	(3)	(4)	(7)	(6)
Payments for dry-docking	337	1,523	988	4,862
Amortization and write-off of deferred charges	(103)	(501)	(247)	(674)
Interest and finance costs, net (includes interest income)	3,334	3,348	6,701	7,098
Income taxes	24	28	29	44
EBITDA	(19,598)	13,559	(17,051)	26,459
Plus: Loss on sale of vessels	13,222	-	15,555	-
Plus: Impairment loss for vessel	11,785	-	11,785	-
Adjusted EBITDA	5,409	13,559	10,289	26,459
(In thousands of US Dollars)

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization, losses on sale of assets and impairment losses. EBITDA, Adjusted EBITDA and Adjusted Net Profit are not measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations. EBITDA and Adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance and they are useful to investors, securities analysts as well as other interested parties in the assessment of operating performance and liquidity position of different companies in the shipping industry. The definition of EBITDA, Adjusted EBITDA and Adjusted Net Profit used here may not be comparable to that used by other companies in shipping industry due to difference in methods of calculation.

Conference Call and Webcast: September 20, 2012

As announced, the Company's management team will host a conference call today, September 20, 2012, at 9:00 a.m. EDT to discuss the Company's financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until September 27, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and audio webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
June 30, 2012 (unaudited) and December 31, 2011
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	June 30, 2012 (unaudited)	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	7,723	17,734
Restricted cash	9,932	19,560
Accounts receivable trade, net	3,261	1,764
Due from related parties	1,948	405
Inventories	2,316	2,512
Other current assets	1,161	1,457
Total current assets	26,341	43,432
Fixed assets:
Vessels, net	330,436	381,129
Office equipment, net	9	15
Total fixed assets	330,445	381,144
Other assets
Goodwill	4,365	4,365
Deferred charges	4,751	7,358
Other non-current assets	136	177
TOTAL ASSETS	366,038	436,476

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	37,513	45,817
Trade accounts and other payables	5,600	2,595
Due to related parties	4,596	1,097
Accrued expenses	2,570	2,428
Accrued interest	1,872	1,936
Financial instruments	2,594	4,092
Deferred revenue – related party	-	142
Deferred revenue	380	590
Total current liabilities	55,125	58,697
Long-term debt, net of current portion	258,705	300,586
Financial instruments, net of current portion	-	270
Total liabilities	313,830	359,553

Commitments and contingencies	-	-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2012 and December 31, 2011; 11,959,282 and 7,317,662 shares issued and outstanding as at June 30, 2012 and December 31, 2011, respectively	1	1
Additional paid-in capital	289,299	279,292
Accumulated deficit	(237,092)	(202,370)
Total equity	52,208	76,923
TOTAL LIABILITIES AND EQUITY	366,038	436,476

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and six months ended June 30, 2012 and 2011
 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Revenues:
Vessel revenue - related party	2,405	10,366	5,364	20,746
Vessel revenue	16,246	18,270	31,261	33,930
Commissions - related party	(90)	(365)	(199)	(751)
Commissions	(419)	(512)	(870)	(930)
Vessel revenue, net	18,142	27,759	35,556	52,995
Expenses:
Direct voyage expenses	(3,838)	(764)	(5,568)	(1,491)
Vessel operating expenses	(6,956)	(8,294)	(15,277)	(16,891)
Voyage expenses - related party	(160)	(176)	(322)	(249)
Management fees - related party	(430)	(144)	(880)	(1,287)
Management fees	(145)	(668)	(291)	(288)
General and administration expenses	(1,135)	(3,304)	(2,581)	(5,166)
General and administration expenses - related party	(100)	(154)	(202)	(303)
Amortization of deferred dry-docking costs	(1,146)	(1,420)	(2,310)	(4,053)
Depreciation	(4,252)	(8,115)	(8,631)	(16,142)
Loss on sale of vessels	(13,222)	-	(15,555)	-
Impairment loss for vessels	(11,785)	-	(11,785)	-
Operating (loss) income	(25,027)	4,720	(27,846)	7,125
Other income (expense), net:
Interest and finance costs	(3,349)	(3,363)	(6,736)	(7,129)
Interest income	15	15	35	31
Loss on financial instruments	(22)	(651)	(162)	(750)
Foreign currency exchange gain (loss), net	53	(45)	16	(111)
	(3,303)	(4,044)	(6,847)	(7,959)
Net (loss) income before taxes	(28,330)	676	(34,693)	(834)
Income taxes	(24)	(28)	(29)	(44)
Net (loss) income	(28,354)	648	(34,722)	(878)
Net (loss) income per common share
Basic	(2.37)	0.09	(2.92)	(0.12)
Diluted	(2.37)	0.09	(2.92)	(0.12)
Weighted average common shares outstanding
Basic	11,957,064	7,314,930	11,880,499	7,314,930
Diluted	11,957,064	7,314,930	11,880,499	7,314,930

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Changes in Equity
For the six months ended June 30, 2012 and 2011
 (In thousands of US Dollars, except for share data, unless otherwise stated)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, December 31, 2010	7,314,931	1	279,278	(4,614)	274,665
Issuance of non-vested shares	3,333	-	-	-	-
Amortization of stock based compensation	-	-	6	-	6
Net loss for the six months ended June 30, 2011	-	-	-	(878)	(878)
Balance, June 30, 2011	7,318,264	1	279,284	(5,492)	273,793

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, December 31, 2011	7,317,662	1	279,292	(202,370)	76,923
Issuance of common stock	4,641,620	-	10,000	-	10,000
Amortization of stock based compensation	-	-	7	-	7
Net loss for the six months ended June 30, 2012	-	-	-	(34,722)	(34,722)
Balance, June 30, 2012	11,959,282	1	289,299	(237,092)	52,208

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2012 and 2011
 (All amounts in footnotes in thousands of US Dollars, except for share and per share data)

	Six months ended June 30,
	2012	2011
Cash flows from operating activities:
Net loss	(34,722)	(878)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	8,631	16,142
Amortization and write-off of deferred finance charges	247	674
Amortization of deferred dry-docking costs	2,310	4,053
Payments for dry-docking	(988)	(4,862)
Change in fair value of financial instruments	(1,768)	(2,079)
Amortization of acquired time charters	-	(151)
Amortization of stock based compensation	7	6
Net loss on sale of vessels	15,555	-
Impairment loss for vessels	11,785	-
Changes in operating assets and liabilities:
(Increase) decrease in operating assets
Due from related parties	(1,543)	(1,261)
Inventories	(276)	89
Accounts receivable trade, net	(1,497)	(700)
Other current assets	296	489
Other non-current assets	41	-
Increase (decrease) in operating liabilities
Trade accounts and other payables	3,005	(228)
Accrued expenses	176	498
Due to related parties	3,499	(4,025)
Accrued interest	(64)	645
Deferred revenue – related party	(142)	(1,027)
Deferred revenue	(210)	90
Net cash provided by operating activities	4,342	7,475

Cash flows from investing activities:
Proceeds from sale of vessels	16,204	-
Net cash provided by investing activities	16,204	-

Cash flows from financing activities:
Proceeds from issuance of common stock	10,000	-
Repayments of long term debt	(50,185)	(26,389)
Restricted cash released	9,628	70
Deferred finance charges	-	(144)
Net cash used in financing activities	(30,557)	(26,463)
Net decrease in cash and cash equivalents	(10,011)	(18,988)
Cash and cash equivalents at beginning of period	17,734	53,787
Cash and cash equivalents at end of period	7,723	34,799
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	6,210	5,427

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's current fleet consists of 17 dry-bulk carriers (two Capesize, three Panamax, two Supramax, and ten Handysize vessels) with a total carrying capacity of approximately 911,914 dwt and an average fleet age of 13.6 years.

The Company's common stock trades on the NASDAQ Global Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.

Christina Anagnostara - Chief Financial Officer
Tel: +30 213 0181507
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

/s/ Christina Anagnostara
By: Christina Anagnostara
Chief Financial Officer

Dated: September 20th, 2012